UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42256

WORK Medical Technology Group LTD

Floor 23, No. 2 Tonghuinan Road

Xiaoshan District, Hangzhou City, Zhejiang Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Results of WORK Medical Technology Group LTD’s Extraordinary General Meeting of Shareholders

The Extraordinary General Meeting of Shareholders (the “Meeting”) of WORK Medical Technology Group LTD (the “Company”) was held at Floor 23, No. 2 Tonghuinan Road, Xiaoshan District, Hangzhou City, Zhejiang Province, China, on September 12, 2025, at 9:30 a.m. EST, with the ability given to the shareholders to join virtually via live audio webcast at http://www.virtualshareholdermeeting.com/WOK2025SM.

At the close of business on August 20, 2025, the record date for the determination of shareholders entitled to vote at the Meeting, there were 53,699,442 Class A ordinary shares outstanding, each share being entitled to one vote, and 7,592,500 Class B ordinary shares (together with the Class A ordinary shares, the “Ordinary Shares”), each share being entitled to 20 votes, constituting all of the outstanding voting securities of the Company. At the Meeting, the holders of 28,106,006 Ordinary Shares of the Company, representing 160,488,506 votes, were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	An ordinary resolution to approve one or more share consolidations, subject to the determination of the consolidation ratio and timing by the board of directors of the Company;

2.	An ordinary resolution to approve a share capital increase, subject to the determination of the aggregate authorized share capital increase and timing by the board of directors of the Company;

3.	A special resolution to approve the Company’s adoption of a further amended and restated memorandum of association, conditional upon the approval of the proposed share capital increase, to reflect the relevant share consolidation and the relevant share capital increase upon their effectiveness; and

4.	An ordinary resolution to approve any adjournment of the Meeting, if necessary.

The results of the vote at the Meeting for the resolutions were as follows:

*	For	Against	Abstain
No. 1	141,283,402	91,722	23,258
No. 2	141,281,969	91,154	25,259
No. 3	159,772,692	538,712	177,102
No. 4	159,773,176	538,068	177,262

*	The numbers in this column correspond to the resolutions enumerated in the third paragraph of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 12, 2025

WORK Medical Technology Group LTD

By:	/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer and Chairman of the Board of Directors

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